SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):         26-Aug-02

Financial Asset Securities Corp.

AS DEPOSITOR UNDER THE TRUST AGREEMENT, DATED
AS OF APRIL 1, 2002, PROVIDING FOR THE ISSUANCE OF
C-BASS MORTGAGE LOAN ASSET-BACKED
NOTES SERIES 2002-CB2

FINANCIAL ASSET SECURITIES CORP.
(Exact name of registrant as specified in its charter)

Delaware           333-60904-05             13-3172275
(State or Other    (Commission              (I.R.S. Employer
Jurisdiction of    File Number)             Identification
Incorporation)                              Number)

600 Steamboat Road
Greenwich, CT                   92618
(Address of Principal           (Zip Code)
Executive Offices)

Registrant's telephone number, including area code: 203-625-2700

Item 5.  Other Events

On        26-Aug-02a scheduled distribution was made from the
        trust to holders of the certificates. The Trustee has caused to be filed with the commission, the Monthly Report dated
          26-Aug-02The Monthly Report is filed pursuant to and in accordance with (1) numerous no-action letters (2) current Commission policy in the area.

A.      Monthly Report Information:
        See Exhibit No.1

B.      Have any deficiencies occurred?   NO.
                   Date:
                   Amount:

C.      Item 1: Legal Proceedings:          NONE

D.      Item 2: Changes in Securities:      NONE

E.      Item 4: Submission of Matters to a Vote of Certificateholders:  NONE

F.      Item 5: Other Information - Form 10-Q, Part II -
        Items 1,2,4,5 if applicable:  NOT APPLICABLE

Item 7. Monthly Statements and Exhibits

        Exhibit No.

1. Monthly Distribution Report dated           26-Aug-02

C-BASS MORTGAGE LOAN
ASSET BACKED CERTIFICATES
SERIES 2002-CB2

STATEMENT TO CERTIFICATEHOLDERS

Distribution Date:                 8/26/2002

        Beginning
        Certificate
Class   Balance(1)              Principal               Interest
A-1     163,271,259.35          2,909,862.12             318,833.21
A-2     63,501,786.33           1,767,488.38             134,729.91

M-1     11,478,000.00                   0.00              27,209.29
M-2     10,803,000.00                   0.00              30,122.41

B-1     8,777,000.00                    0.00              29,934.49
B-2     4,051,000.00                    0.00              19,217.51
N*      7,605,969.01              571,546.60              62,102.74

A-IO*   181,073,000.00                  0.00             633,755.50
X*      263,233,279.95                  0.00                   0.00

R-3            0.00                     0.00                   0.00



                                Ending
                                Certificate
        Losses                  Balance                 Cusips
A-1          $0.00              $160,361,397.23           12489WEQ3
A-2          $0.00              $61,734,297.95            12489WER1

M-1          $0.00              $11,478,000.00            12489WET7
M-2          $0.00              $10,803,000.00            12489WEU4

B-1          $0.00              $8,777,000.00             12489WEV2
B-2          $0.00              $4,051,000.00             12489WEW0
N*      NA                      $7,034,422.41             31738PAG3

A-IO*   NA                      $181,073,000.00           12489WES9
X*      NA                      $258,555,929.45                  NA

R-3     NA                            $0.00                      NA



              AMOUNTS PER $1,000 UNIT


Class   Principal               Interest                Total
A-1     17.29014427               1.89447883            19.18462310
A-2     27.06305895               2.06292926            29.12598821

M-1      0.00000000               2.37056020             2.37056020
M-2      0.00000000               2.78833750             2.78833750

B-1      0.00000000               3.41056056             3.41056056
B-2      0.00000000               4.74389287             4.74389287
N*      60.80282937               6.60667447            67.40950384

A-IO*    0.00000000               3.50000000             3.50000000
X*       0.00000000               0.00000000             0.00000000

R-3      0.00000000               0.00000000             0.00000000



        Ending                                          Current
        Certificate                                     Pass-Through
Class   Balance                 Losses                  Interest Rate
A-1     952.85328962              0.00000000               2.19688%
A-2     945.25031312              0.00000000               2.38688%

M-1     1000.00000000             0.00000000               2.66688%
M-2     1000.00000000             0.00000000               3.13688%

B-1     1000.00000000             0.00000000               3.83688%
B-2     1000.00000000             0.00000000               5.33688%
N       748.34280999              0.00000000               9.79800%

A-IO    1000.00000000             0.00000000               4.20000%
X       957.37969668              0.00000000               0.00000%

R-3      0.00000000               0.00000000            NA




Distribution Date:     26-Aug-02

        Distribution Statement
        Pooling and Servicing Agreement Dated April 1, 2002

i)   Distributions to the Holders      See Page 1

ii)  Class X Distribution Amount    See Page 1

iii)  OC Amt. (before distributions)        $1,351,234.27
      OC Release Amount                           $0.00
      OC Def, (after dist)                        $0.00
      OC Target Amount                      $1,350,331.17
      OC Amount (after distributions)       $1,351,234.27

      Monthly Excess Interest               $571,546.60




iv) Servicing Fees              Group 1                 Group 2
Servicing Fees                      $79,024                $30,908
Unpaid Special Servicing Fees            $0                     $0
Special Servicing Fees               $6,300                $16,500
PMI Premiums                        $46,446                $15,061

v) Advances                     $350,126.85

vi) Beg Bal                     $189,538,570            $73,694,710
End Bal                         $186,628,708            $71,927,222
End count                               1907                    483

vii)  Wtd Avg Rem Term                   321                    324
Wtd Avg Mort. Rate                   8.9852%                8.6188%

viii)  Delinquency And Foreclosure Information:

Group 2
        All Categories                      Bankruptcy
        Number     Balance                  Number      Balance
Current         178   49,616,571                       0          0
30 days          34    2,474,990                       3    112,153
60 days          23    1,771,487                       7    368,139
90 days          33    2,397,168                      17  1,164,205
120+ day        211   15,178,418                     153 10,514,181
                               Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           0            0
90 days           5      522,006
120+ day         28    2,571,607

Group 1 All Categories                      Bankruptcy
        Number     Balance                  Number         Balance
Current        1741  172,970,054                       0          0
30 days          81    7,498,360                       0          0
60 days          41    3,171,915                       0          0
90 days          23    1,574,270                       0          0
120+ day         21    1,414,109                       1     53,036

        Foreclosure
        Number     Balance
Current           0            0
30 days           0            0
60 days           3      358,516
90 days           8      567,551
120+ day         11      749,124



ix)     Loans that became REO properties
x)      Total Book Value of REO Properties:

        REO Properties Group 1
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value


        REO Properties Group 2
Loan #  Unpaid Prin Bal         Scheduled Prin Bal      Book Value
7138373 $1                      $1
8179970 $154,025                $148,972
8477507 $179,495                $179,036
8496119 $161,024                $160,579

                        Group 1                 Group 2
xi)     Prepayments              2,740,347             1,702,531

xii)
Current Period Prepayment Penalties                        41112      27909
Aggregate Prepayment Penalties                             89520      27909
Prepayment Penalties allocable to Classes N and X          41112      27909
xiii)
Aggregate Realized Losses incurred during Due Period              0     0
Cumulative Realized Losses                                        0     0
xiv)    Realized Loss Allocations         See Page 1

xv)     Accrued Certificate Interest      See Page 1

xvi)    Prepayment Interest Shortfall and Class Carryover Shortfall

                                            Class Carryover
                                PPIS        Shortfall              RAIS
                   A-1                     0           0             0
                   A-2                     0           0             0
                   M-1                     0           0             0
                   M-2                     0           0             0
                   B-1                     0           0             0
                   B-2                     0           0             0
                   N                       0           0             0
                   A-IO                    0           0             0
                   X                       0           0             NA
                                           0           0             0

xvii)   Reserved
xviii)  Reserved
                                Group 1     Group 2
xix)    Trustee Fees                 1500.51      583.42

xx)     Reserve Fund
                   Beginning Balance                        5000.00
                   LIBOR Carryover Fund Deposit                0.00
                   LIBOR Carryover distributed to  Class       0.00
                   LIBOR Carryover owed to Class A-1A          0.00
                   Ending Balance                           5000.00

xxii)   Trigger Event Occurrence            NO
        Cumulative Loss Percentage of Origin    0.000000





xxv)    Available Funds                                 Group 1
        Scheduled Interest Net of Servicing Fees            1,295,941.61
        Scheduled Principal                                    169,515.22
        Unscheduled Principal                               2,740,346.90
                   Available Funds                          4,205,803.73

        Available Funds                                 Group 2
        Scheduled Interest Net of Servicing Fees               487,373.63
        Scheduled Principal                                      64,957.86
        Unscheduled Principal                               1,702,530.52
                   Available Funds                          2,254,862.01


xxvi)   Offered Certificates Pass-Through Rates See Page 1

xxvii)  Liquidation Report
        Loan #     Unpaid Prin  Sched Prin     Liq Proc       Loss


xxviii) Mortgage Loans Purchased by Servicer

xxix)   Mortgage Loans Re-Purchased by Servicer


Libor Information  Original     Current PeriNext Period

LIBOR                    1.8425%     1.8369%     1.8100%



                   Financial Asset Securities Corp.


                                By: /s/ Sheryl Christopherson
                                Name:  Sheryl Christopherson
                                Title: Vice President


Dated:    8/26/2002